FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Registrant’s Press Release dated May 20, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Rinat Remler
Rinat Remler VP & CFO

Dated: May 20, 2009

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